Exhibit 3
                               Polymer Group, Inc.
                              DT Acquisition, Inc.
                               4838 Jenkins Avenue
                             N. Charleston, SC 29405

                                                               November 16, 1997


Galey & Lord Incorporated
980 Avenue of the Americas
4th Floor
New York, NY  10018


Ladies and Gentlemen:

         Reference is made to that certain agreement (the "Agreement") dated as of October 27, 1997, between Polymer Group, Inc. ("PGI"), DT Acquisition Inc. ("DTA") and Galey & Lord Incorporated ("GL"), as supplemented by the letter agreement (the "LA") dated as of October 27, 1997, between PGI, DTA and GL. Capitalized terms that are not defined in this letter shall have the meanings given such terms in the Agreement.

         PGI and DTA have been engaged in discussions with Dominion Textile Inc. and its advisors pursuant to which DTA would increase the per Common Share consideration payable to holders of outstanding Common Shares and modify certain of the existing condition in the public takeover bid to acquire such Common Shares, and Dominion Textile Inc. would recommend that the holders of the Common Shares accept the takeover bid. PGI and DTA have discussed these events with GL, and kept GL informed of the content and nature of these discussions.

         Pursuant to the Agreement and the LA, in the event PGI and DTA wish to increase the per Common Share consideration payable to the holders of Common Shares in the public takeover bid made to acquire the outstanding Common Shares and First Preferred Shares of Dominion Textile Inc. above CN$14.00, they must first notify GL and obtain the consent of GL to proceed with the takeover bid. The notice must also specify whether the takeover bid is to proceed with the Agreement in place with all of the terms and conditions, including those contained in Section 3 regarding the calculation of the purchase price for each Business, in full force and effect and not be modified. In addition in the event that PGI and DTA wish to modify, amend, waive or remove certain conditions contained in Section 4 of the takeover bid, GL must be notified of such proposed changes and must consent to such changes.

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Galey & Lord Incorporated
November 16, 1997

         This letter will serve to notify GL that PGI and DTA desire to increase the per Common Share consideration to be payable to holders of outstanding Common Shares to CN$14.50 per Common Share, and to amend the conditions to the takeover bid as described in Section 1 of the agreement dated November 16, 1997, between DTA and Dominion Textile Inc., a copy of which is attached hereto as Annex A, with no changes to the existing Agreement, including no changes to
Section 3 thereof, and the agreement of GL to such increase in the consideration to be paid to the holders of the outstanding Common Shares, the changes to the conditions to the takeover bid, and the continuation of the Agreement with no changes thereof.

         If the foregoing is in accordance with your understanding and agreement, please indicate your acceptance hereof by executing and returning a copy of this letter, whereupon this letter will become a binding agreement of the parties hereto.


                                       Very truly yours,


                                       Polymer Group, Inc.

                                       By:   /s/ James Boyd
                                           Name: James Boyd
                                           Title: EVP & CFO

                                       DT Acquisition Inc.

                                       By:   /s/ James Boyd
                                           Name: James Boyd
                                           Title: EVP & CFO

Confirmed and agreed as to the date
first above written.

Galey & Lord Incorporated

By: /s/ Michael R. Harmon
    Name: Michael R. Harmon
    Title: EVP

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